UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)

Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)

Barry A. Adelman, Esq. Friedman Kaplan Seiler & Adelman LLP 1633 Broadway, 46th Floor New York, NY 10019-6708 (212) 833-1107
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 369385 10 9
CUSIP No. 369385 20 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Stanton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Class A Common Stock[2] 45.6% of Class B Common Stock[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN
1 Includes 1,436,469 shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B Common Stock”) beneficially owned by John W. Stanton and Theresa E. Gillespie (the "Reporting Persons") since each share of Class B Common Stock is convertible into one share of Class A Common Stock.
2 Based on 32,691,000 shares of Class A Common Stock and 3,153,000 shares of Class B Common Stock actually issued and outstanding on February 24, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K filed on

March 2, 2017, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons, for a total of 34,127,469 Shares of Class A Common Stock.
SCHEDULE 13D

CUSIP No. 369385 10 9
CUSIP No. 369385 20 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Theresa E. Gillespie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Class A Common Stock[2] 45.6% of Class B Common Stock[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Includes 1,436,469 shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B

Common Stock”) beneficially owned by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) since each share of Class B Common Stock is convertible into one share of Class A Common Stock.
2 Based on 32,691,000 shares of Class A Common Stock and 3,153,000 shares of Class B Common Stock actually issued and outstanding on February 24, 2017, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 2, 2017, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons, for a total of 34,127,469 Shares of Class A Common Stock.

This Amendment No. 5 supplements and amends in certain respects the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by John W. Stanton and Theresa E. Gillespie (the “Reporting Persons”) on March 12, 2007, as previously amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on November 15, 2007, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on December 3, 2007, Amendment No. 3 thereto filed by the Reporting Persons with the Commission on November 9, 2010, and Amendment No. 4 thereto filed by the Reporting Persons with the Commission on July 11, 2016 (as so previously amended, the “Schedule 13D”) with respect to the Class A Common Stock and Class B Common Stock of General Communication, Inc. (the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following:
On April 4, 2017, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with the Issuer and Liberty Interactive Corporation, a Delaware corporation (“Liberty”), in connection with an Agreement and Plan of Reorganization (the “Reorganization Agreement”) entered into by the Issuer, Liberty, and Liberty Interactive LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Liberty. Pursuant to the Reorganization Agreement, Liberty would contribute certain assets to the Issuer, acquire control of the Issuer through the issuance of Issuer capital stock to Liberty, and effect a split-off (the “Split-Off”) of Liberty’s acquired interest in the Issuer, as described in the joint press release dated April 4, 2017 of Liberty and the Issuer attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2017, which joint press release is incorporated herein by reference (the “Press Release”). The Reorganization Agreement provides that its provisions related to the reclassification and conversion of stock (as well as specific performance) are intended to benefit the Issuer’s stockholders.
Pursuant to the Voting Agreement, the Reporting Persons agreed, among other things, to vote their shares of Class A Common Stock of the Issuer, Class B Common Stock of the Issuer, and any additional shares of stock of the Issuer with respect to which the Reporting Persons acquire a voting interest in (including shares issued pursuant to the reclassification and conversion transactions contemplated by the Reorganization Agreement and the indemnification arrangement described below) (i) in favor of any of the transactions contemplated by the Reorganization Agreement, the contemplated future reincorporation of the Issuer in Delaware by merging into a newly formed wholly-owned subsidiary of the Issuer (the “Reincorporation Merger”) and the approval of the adoption of an agreement and plan of merger entered into in connection with the Reincorporation Merger; provided, however, that if the Issuer’s Board of Directors shall have changed its recommendation in a manner that is adverse with respect to the transactions contemplated by the Reorganization Agreement solely in response to a superior proposal (as compared to the transactions contemplated by the Reorganization Agreement) in accordance with the terms of the Reorganization Agreement, the Reporting Persons shall be released from their obligations to vote in favor of any of the transactions contemplated by the Reorganization Agreement, and (ii) against any alternative Issuer transaction proposal or any agreement relating thereto, and against any amendment of the Issuer’s Restated Articles of Incorporation or Amended and Restated Bylaws or any other proposal, action, agreement or transaction which would reasonably be expected to prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the transactions contemplated by the Reorganization Agreement or the Reincorporation Merger; provided, however, if the Issuer’s Board of Directors shall have changed its recommendation in a manner that is adverse with respect to the transactions contemplated by the Reorganization Agreement solely in response to a superior proposal (as compared to the transactions contemplated by the Reorganization Agreement) in accordance with the terms of the Reorganization Agreement, the Reporting Persons shall be released from their obligations to vote against the agreement, transactions and actions described in this clause (ii).

Pursuant to the Voting Agreement, the Reporting Persons granted authorized signatories of the Issuer an irrevocable proxy to vote such Reporting Persons’ shares of common stock of the Issuer as described in the preceding sentence.
The Voting Agreement will terminate upon the earliest of (a) the written agreement of the Reporting Persons, the Issuer and Liberty, (b) the termination of the Reorganization Agreement in accordance with its terms, (c) the consummation of the Reincorporation Merger in accordance with its terms, (d) six (6) months following a duly convened stockholders’ meeting of the Issuer called to vote upon the Reincorporation Merger, and (e) the date that is twelve (12) months after the effective time of the Split-Off. The Voting Agreement will also terminate as of the date of (i) any material modification, waiver or amendment of the Reorganization Agreement as in effect on April 4, 2017, (ii) any modification, waiver or amendment of the Reorganization Agreement as in effect on April 4, 2017, which (A) directly or indirectly affects or changes in any way the consideration payable pursuant to the Reorganization Agreement, including the form or value of the consideration, or the allocation of the consideration between different series or classes of shares, (B) directly or indirectly affects or changes in any way the consideration payable pursuant to the Reorganization Agreement to holders of shares of Class A Common Stock of the Issuer or Class B Common Stock of the Issuer, including the form or value of the consideration, or the allocation of the consideration between different series or classes of shares, (C) has a material adverse effect on any Reporting Person or any Reporting Person’s rights or benefits under the Reorganization Agreement, or (D) has a disproportionate effect on any Reporting Person as compared to other stockholders of the Issuer (provided, however, that a requirement to make a filing under applicable securities laws shall not be deemed to create a disproportionate effect), in each case without the prior written consent of the Reporting Persons, (iii) the approvals of Issuer stockholders required to approve the transactions contemplated by the Reorganization Agreement not being obtained at the applicable Issuer stockholders’ meeting, or at any adjournment or postponement thereof, at which the final vote thereon was taken, (iv) the approval of the Liberty stockholders required to approve the transactions contemplated by the Reorganization Agreement not being obtained at the applicable Liberty stockholders’ meeting, or at any adjournment or postponement thereof, at which the final vote thereon was taken, (v) the date of termination of the Voting Agreement between the Company, Liberty, Ronald A. Duncan and Dani Bowman, if such termination is made by agreement of the parties thereto, or (vi) delivery of notice by the Reporting Persons to the Issuer and Liberty on or after April 4, 2018, as may be extended for a period not to exceed six months pursuant to the Reorganization Agreement.
Pursuant to the Voting Agreement, the Issuer agreed to indemnify and hold harmless each Reporting Person, from and against Losses (as defined in the Voting Agreement) incurred by such Reporting Person and such Reporting Person’s affiliates, financial advisors, legal counsel, financing sources, accountants or other advisors, agents and representatives (“Representatives”) in connection with, arising out of or resulting from any claims, demands, actions, proceedings or investigations (collectively, “Actions”) relating directly or indirectly to the Voting Agreement, the transactions contemplated by the Reorganization Agreement, the Reincorporation Merger and the other transactions contemplated by the agreement and plan of merger or any other agreement entered into in connection with the foregoing, or any other transaction contemplated thereby (including any Actions brought by any of the stockholders, directors, officers or employees of any of Liberty or the Issuer relating thereto). Any amounts payable to the Reporting Persons pursuant to the indemnification provisions of the Voting Agreement shall only be paid in shares of common stock of the Issuer, and no more than a specified number of shares (determined as set forth in the Voting Agreement) may be issued to the Reporting Persons under such indemnification provisions.
The Reporting Persons will also be entitled to reimbursement from the Issuer of all fees and expenses incurred by them in connection with the Voting Agreement and the transactions contemplated thereby, including reasonable attorneys’ fees. The Issuer will pay such fees and expenses in shares of common stock of the Issuer.
The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement filed herewith as Exhibit 5 and incorporated herein by reference.
Under the Reorganization Agreement, each outstanding share of Class A Common Stock of the Issuer and of Class B Common Stock of the Issuer shall be reclassified and then be converted into: 0.63 share of reclassified Class A Common Stock of the Issuer and 0.2 share of newly issued Series A Cumulative Redeemable Preferred Stock of the Issuer. Such Preferred Stock will accrue dividends at an initial rate of 5% per annum (which according to the Press Release would increase to 7% in connection with the Reincorporation Merger) and will be required to be redeemed by the Issuer upon the 21st anniversary of their issuance.

The completion of the transactions contemplated by the Reorganization Agreement are subject to certain conditions, including (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (ii) regulatory approvals, including from the Federal Communications Commission and the Regulatory Commission of Alaska, (iii) the approval by a majority of the outstanding voting power of the Issuer, voting together as a single class, and the approval of a majority of each of the Issuer’s Class A Common Stock and Class B Common Stock, each voting as a separate class, and (iv) approval by a majority of the outstanding voting power of the Liberty Ventures Group common stock present at its stockholders meeting and entitled to vote at such meeting.
The foregoing descriptions of the Press Release (except to the extent different information is expressly stated herein), the Reorganization Agreement, the Reincorporation Merger and the transactions contemplated thereby are qualified in their entirety by reference to the Press Release filed herewith as Exhibit 6 and incorporated herein by reference. Additional terms of the Reorganization Agreement are also set forth in the Press Release.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented by the addition of the following:
The Reporting Persons entered into the Voting Agreement with the Issuer and Liberty, dated as April 4, 2017, described in Item 4 above, which is filed as Exhibit 5 hereto and incorporated herein by reference.
Item 7.     Material to be filed as Exhibits
Item 7 of the Schedule 13D is supplemented by addition of the following exhibits:

1.	Joint Filing Agreement, dated April 6, 2017.

5.	Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, the Issuer, and the Reporting Persons.

6.	Joint press release dated April 4, 2017 of Liberty and the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 6, 2017

Signature	/s/ John W. Stanton
John W. Stanton

Signature	/s/ Theresa E. Gillespie
Theresa E. Gillespie